SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13G*
                                 (Rule 13d-1(c))

                                 Amendment No. 2

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               CNET Networks, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    12613R104
                                 (CUSIP Number)

                                 March 20, 2003
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 8 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12613R104                13G                    Page 2 of 8 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY)
                                              Blue Ridge Limited Partnership
                                              13-3891223
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 16,005,282
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 16,005,282
_____________________________________________________________________________
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 16,005,282
_____________________________________________________________________________
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 11.5%
_____________________________________________________________________________
     (12)   TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12613R104               13G                    Page 3 of 8 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                              JAG Holdings LLC
                                              13-3879585
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 16,005,282
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 16,005,282
_____________________________________________________________________________
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 16,005,282
_____________________________________________________________________________
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 11.5%
_____________________________________________________________________________
     (12)   TYPE OF REPORTING PERSON **
                                                 OO
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12613R104                13G                    Page 4 of 8 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                              John A. Griffin
                                              Not Applicable
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                 200,000
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 16,005,282
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 200,000
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 16,005,282
_____________________________________________________________________________
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 16,205,282
_____________________________________________________________________________
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 11.65%
_____________________________________________________________________________
     (12)   TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12613R104               13G                    Page 5 of 8 Pages

     The Schedule 13G initially filed on July 8, 2002 and amended on February 13, 2003 is hereby amended and restated by this Amendment No. 2 to the Schedule 13G.

Item 1(a).     Name of Issuer:

     The name of the issuer is CNET Networks Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 235 Second Street, San Francisco, CA 94105.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          (i) Blue Ridge Limited Partnership, a New York limited partnership ("BRLP"), with respect to the shares of Common Stock directly owned by it;

         (ii) JAG Holdings LLC, a New York limited company ("JAG"), with respect to the shares of Common Stock directly owned by BRLP; and

        (iii) John A. Griffin with respect to the shares of Common Stock directly owned by BRLP.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 660 Madison Avenue, 20th Floor, New York, NY 10021.

      (c). Citizenship:

     BRLP is a limited partnership organized under the laws of the State of New York. JAG is a limited liability company organized under the laws of the State of New York. Mr. Griffin is a United States citizen.

      (d). Title of Class of Securities:

     Common Stock, par value $0.0001 per share (the "Common Stock").

      (e). CUSIP Number:

      12613R104


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CUSIP No. 12613R104                 13G                    Page 6 of 8 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ]  Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
                    Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)  [ ]  Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     A.  Blue Ridge Limited Partnership
           (a) Amount beneficially owned: 16,005,282
           (b) Percent of class: 11.5% The percentages used herein and in the rest of Item 4 are calculated based upon the 139,093,758 shares of Common Stock issued and outstanding as of March 14, 2003, as reflected in the Company's Form 10-K for the fiscal year ended December 31, 2002.
           (c) (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 16,005,282
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 16,005,282

CUSIP No. 12613R104                 13G                    Page 7 of 8 Pages

     B.  JAG Holdings LLC
           (a) Amount beneficially owned: 16,005,282
           (b) Percent of class: 11.5%
           (c) (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 16,005,282
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 16,005,282

     C.  John A. Griffin
           (a) Amount beneficially owned: 16,252,000
           (b) Percent of class: 7.6%
           (c) (i) Sole power to vote or direct the vote: 200,000
              (ii) Shared power to vote or direct the vote: 16,005,282
             (iii) Sole power to dispose or direct the disposition: 200,000
              (iv) Shared power to dispose or direct the disposition: 16,005,282

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     JAG, the General Partner of BRLP, has the power to direct the affairs of BRLP, including decisions respecting the receipt of dividends from and the proceeds from the sale of Common Stock. Mr. Griffin is the Managing Member of JAG, and in that capacity directs its operations.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 12613R104                 13G                    Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  March 25, 2003




                              By:  /s/ John A. Griffin
                                 ----------------------------------------
                                 John A. Griffin, individually and as
                                 the Managing Member of JAG Holdings LLC,
                                 General Partner of Blue Ridge
                                 Limited Partnership